
02041143

Securities and Exchange Commission
Washington, D.C. 20549

FORM 11-K


JUN 2 8 2002
164

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the Plan year ended December 31, 2001

OR

[] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from ____ to ____

Commission file number ____

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

BURGER KING SAVINGS PLAN
Burger King Corporation
17777 Old Cutler Road
Miami, Florida 33157

S.E.C. Registration No. 333-8100

B. Name of issuer of the securities held pursuant to the plan and the address of the principal executive office:

Diageo plc
8 Henrietta Place
London W1G 0NB
England

Exhibit Index located on page 2.

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REQUIRED INFORMATION

Financial Statements

The Burger King Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). In accordance with Item 4 and in lieu of the requirements of Items 1-3, the following Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are included herein:

Reports of Independent Certified Public Accounts

Statements of Net Assets Available for Plan Benefits

Statements of Changes in Net Assets Available for Plan Benefits

Notes to Financial Statements

Supplemental Schedule furnished pursuant to the requirements of Internal Revenue Service Form 5500

Exhibits

1. Consent of KPMG LLP

BURGER KING SAVINGS PLAN

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

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BURGER KING SAVINGS PLAN

Table of Contents

Independent Auditors' Report

Financial Statements as of December 31, 2001 and 2000, as follows:

Statements of Net Assets Available for Benefits

Statements of Changes in Net Assets Available for Benefits

Notes to Financial Statements

Supplemental Schedule as of December 31, 2001:

Supplemental Schedule of Assets Held for Investment Purposes, as Defined by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974

Signature Page

Consent of Independent Auditors



BURGER KING SAVINGS PLAN

Financial Statements

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)

BURGER KING SAVINGS PLAN

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements as of December 31, 2001 and 2000 and for the years then ended:	
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4
Supplemental Schedule as of December 31, 2001 and for the year then ended:	
Schedule 1 – Supplemental Schedule of Assets Held for Investment Purposes, as Defined by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure Under the Employee Retirement Income Security Act of 1974	9



One Biscayne Tower
Suite 2800
2 South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Report

Benefits and Compensation Committee
Burger King Corporation:

We have audited the accompanying statements of net assets available for benefits of the Burger King Savings Plan (the Plan) as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Assets Held for Investment Purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

June 25, 2002



BURGER KING SAVINGS PLAN

Statements of Net Assets Available for Benefits

December 31, 2001 and 2000

Assets		2001	2000
Investments, at fair value:			
Interest in pooled separate accounts	$	57,496,237	68,519,449
Investment in commingled trusts		27,706,652	24,868,304
Interest in other investments		329,431	362,535
Participant notes receivable		2,785,341	3,279,999
Total investments		88,317,661	97,030,287
Receivables:			
Employer's contributions		—	59,809
Participants' contributions		—	210,880
Total receivables		—	270,689
Cash		248,967	—
Total assets		88,566,628	97,300,976
Liabilities			
Excess contributions payable		91,292	—
Total liabilities		91,292	—
Net assets available for benefits	$	88,475,336	97,300,976

See accompanying notes to financial statements.

BURGER KING SAVINGS PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2001 and 2000

		2001	2000
Additions to net assets attributed to:			
Investment income (loss):			
Net depreciation in fair value of investments	$	(8,847,689)	(11,720,912)
Dividends		791,706	6,697,506
Interest		247,388	246,704
Total investment loss		(7,808,595)	(4,776,702)
Contributions:			
Participant rollover		115,075	228,860
Employer		1,722,432	927,804
Employee		3,611,666	3,205,171
Total contributions		5,449,173	4,361,835
Total net additions		(2,359,422)	(414,867)
Deductions from assets:			
Benefits paid		6,466,218	9,727,150
Total deductions		6,466,218	9,727,150
Net decrease		(8,825,640)	(10,142,017)
Net assets available for benefits:			
Beginning of year		97,300,976	107,442,993
End of year	$	88,475,336	97,300,976

See accompanying notes to financial statements.

(1) Description of the Plan

The following description of the Burger King Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan was adopted on October 1, 1990 by the board of directors of Burger King Corporation (the Company and Sponsor) under Section 401(k) of the Internal Revenue Code (the Code). Eligible employees of the Company may elect to contribute a percentage of their pretax annual compensation. These contributions are tax deferred within the meaning of Section 401(k) of the Code. Earnings from these contributions accumulate in the Plan free of tax. At the inception of the Plan, participant accounts of all employees of the Sponsor participating in the Pillsbury Savings Plan (the Pillsbury Plan) were transferred into the Plan effective October 1, 1990.

American Express Trust Company, Minneapolis, Minnesota, is the trustee of the Plan (the Trustee).

(a) *Eligibility and Participation*

Participation in the Plan is voluntary. Under the Plan, those eligible to participate are all employees who are age 21 or older and have completed 1,000 hours of service during a 12-month period ending on the first anniversary of date of hire or subsequent calendar years, who are not leased employees, who are not members of a collective bargaining unit, and who are not temporary employees. Once these requirements are met, employees who enroll in the Plan will be eligible to participate on the first day of the month following the date on which they became eligible.

Employees of the Company who were participants in the Pillsbury Plan immediately preceding October 1, 1990 and whose Pillsbury Plan account balances were transferred to the Plan were automatically enrolled as participants in the Plan as of October 1, 1990.

Each employee may participate simultaneously in more than one fund. Participation in each fund, by number of employees at December 31, 2001 and 2000, was as follows:

	2001	2000
Burger King Self Directed	12	12
AET Income Fund II	2,454	2,010
Invesco Total Return Fund	920	900
AET Equity Index Fund II	428	325
AXP New Dimensions Fund	1,213	1,274
Janus Overseas	483	455
Barron Asset Fund	373	279
Diageo ADS Fund	507	446
Participant loans	408	439

(b) Contributions

A participant can select to contribute up to 15% of compensation (base pay plus overtime, including sick leave, vacation, and holiday pay) to the Plan (the basic contribution). However, highly compensated employees who also accrue a benefit under the Burger King Retirement Plan may elect to have no more than 4% of their compensation contributed on their behalf prior to July 1, 2001. Prior to July 1, 2001, directors and officers of the Company were precluded from contributing to the Plan. Effective July 1, 2001, directors and officers may elect to contribute up to 1% of their compensation. The participants' basic contributions cannot exceed $10,500 for each of the years ended December 31, 2001 and 2000, respectively.

Prior to July 1, 2001, the Company matched the first 4% of participants' compensation contributed on a 50% basis (the matching contribution). Such matching contributions may not exceed 2% of compensation for any participant. Effective July 1, 2001, the Company amended its matching contribution. The Company matches 100% of the first 1% of director and officer compensation, not to exceed $1,000 for any director and officer. The Company matches 50% of the first 4% of compensation for salaried employees who are 40 years of age or older on June 30, 2001 and elect to continue participation in the Burger King Retirement Plan, not to exceed 2% of compensation for any participant in any plan year. For each hourly employee and salaried employee who is under age 40 at June 30, 2001 or is 40 years of age or older on June 30, 2001 and elected to freeze benefit accrual under the Burger King Retirement Plan, the Company matches 100% of the first 6% of compensation, not to exceed 6% of compensation for any participant for any plan year. In addition, participants may roll over to the Plan eligible distributions which they received from the qualified pension plans of previous employers.

The Company may also make a non-elective contribution to the Plan for any Plan year. Non-elective contributions may be made in behalf of all participants or on behalf of non-highly compensated employees only, and shall be allocated to the participants based on compensation.

Participants are fully vested in their basic contributions. A participant's interest in matching contributions vests at a rate of 20% per year of continuous service with 100% vesting after five years. A participants interest in non-elective contributions vests after 5 years of continuous service. However, if a participant's service is terminated due to retirement, disability, or death, the matching contributions are deemed to be fully vested. Any nonvested portion of matching contributions credited to the accounts of participants who withdraw prior to becoming fully vested is forfeited and used by the Company to reduce future matching contributions. The amounts forfeited and used to reduce the Company's matching contributions were $59,352 and $17,831 for the years ended December 31, 2001 and 2000, respectively.

(c) Payment of Benefits

Upon an employee's termination of service, the Plan provides for a lump-sum distribution or installment payments equal to the total value of the participant's basic contribution account and predecessor plan account, if any, and the vested portion of his/her matching contribution account.

(2) Summary of Significant Accounting Policies

(a) General

Plan assets held under the Burger King Savings Plan are not subject to any outside liens, pledges or other security interests. The Trustee does not insure any Plan assets.

(b) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Investments are carried at fair value. Unrealized appreciation (depreciation) resulting from changes in fair value and unit value are included in investment income. Purchases and sales of securities are recorded on the trade date.

(c) Valuation of Investments

Investments are stated at fair value based on quoted market prices with the exception of the American Express Trust (AET) Income Fund and the American Express Trust (AET) Equity Index Fund. These funds are presented at estimated fair value which is estimated using the unit fair values of the funds. Units values are determined by dividing the fund's net assets at fair value by its units outstanding at the value date.

(d) Administrative Expenses

Certain administrative expenses of the Plan are paid by the Company and are thus not treated as deductions from net assets.

(e) New Accounting Pronouncements

As of January 1, 2001, the Plan adopted the Financial Accounting Standards Board's Statement of Financial Accounting No. 133, *Accounting for Derivative Instruments and Hedging Activities*," as amended by SFAS No. 137 and SFAS No. 138, referred to as SFAS No. 133. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. The adoption of SFAS No. 133, as amended, did not impact the Plan's financial statements.

(3) Investments

Contributions remitted to the Trustee are credited to participants' accounts as part of the trust fund under the Plan. The trust fund is invested by the Trustee pursuant to the provisions of a trust agreement and direction from the participants. A participant may change his/her fund designations daily as to investment of future contributions. A participant may also, at such times during each Plan year as the Burger King Benefits and Compensation Committee (the Committee) may designate, at its sole discretion (currently on a daily basis), elect to liquidate all or part of the balances in one or more investment funds and transfer the proceeds into one or more of the other available investment funds.

Investments in any of the investment funds are made at the sole direction of the participant.

The following table represents the fair value of individual investments which exceed 5% of the Plan's net assets for the years ended December 31, 2001 and 2000:

		2001	2000
Investments at fair value as determined by quoted market price:			
Pooled separate accounts – AXP New Dimensions Fund	$	36,992,352	47,723,511
Pooled separate accounts – Invesco Total Return Fund		9,859,801	9,853,118
Pooled separate accounts – Janus Overseas Fund		4,396,623	6,055,610
Other pooled separate accounts		6,247,462	4,887,210
Other investments – Burger King Self-Directed Fund		329,431	362,535
	$	57,825,669	68,881,984
Investments at estimated fair value:			
Commingled trust – American Express Trust (AET) Income Funds	$	24,186,662	21,381,664
Commingled trust – American Express Trust (AET) Equity Index Fund II		3,519,989	3,486,640
Loans to participants		2,785,341	3,279,999
		30,491,992	28,148,303
Total investments at fair value	$	88,317,661	97,030,287

(4) Net Realized/Unrealized Changes in Fair Value

The following summarizes the net appreciation (including gains and losses on investments bought and sold as well as held during the year) of investments for the years ended December 31, 2001 and 2000:

		2001	2000
Investments at fair value as determined by quoted market price:			
Pooled separate accounts – AXP New Dimensions Fund	$	(7,493,522)	(9,660,040)
Pooled separate accounts – Invesco Total Return		(536,093)	(1,060,335)
Pooled separate accounts – Diageo ADS Fund		266,726	773,036
Pooled separate accounts – Janus Overseas Fund		(1,440,085)	(2,588,601)
Pooled separate accounts – Baron Asset Fund		(485,005)	(180,573)
Burger King Self-Directed Fund		(5,048)	(5,112)
Investments at estimated fair value:			
AET Income II Fund		1,284,292	1,321,174
AET Equity Index II Fund		(438,954)	(320,461)
Net unrealized (depreciation) appreciation in fair value	$	(8,847,689)	(11,720,912)

(5) Withdrawals and Loans

Participants in the Plan may borrow up to the lesser of 50% of their vested account balance or $50,000. They are allowed a maximum of two outstanding loans and the minimum amount of any loan is $1,000. Participant loans bear a reasonable rate of interest, as determined by the Plan administrator; have a term of no more than five years, unless for the purchase of a principal residence, which loans have a 20-year limit; and require at least monthly principal and interest payments.

Participants may withdraw a portion of their contributions upon demonstrating a financial hardship and must also be incapable of receiving a loan from the Plan.

(6) Federal Income Tax Status

The Internal Revenue Service has determined and informed the Company by letter dated March 23, 1999, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code.

Participants are not taxed currently on the contributions to the Plan or on income earned by the Plan. Distributions of benefits to participants, their estates or beneficiaries, generally are subject to income tax at the time of distribution. The rate and amount of the tax will depend on the method and form of the distribution, the employee's age, length of service, and status when distribution is made.

(7) Plan Termination

While the Sponsor has not expressed any intent to do so, it has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

BURGER KING SAVINGS PLAN

Supplemental Schedule of Assets Held for Investment Purposes, as
Defined by 29 CFR 2520.103-10 of the Department of Labor's
Rules and Regulations for Reporting and Disclosure Under
the Employee Retirement Income Security Act of 1974

As of December 31, 2001

	Number of shares, units, or principal amounts	Cost	Market value
Investment fund:			
American Express Trust Company Collective Funds*	1,217,885	$ 26,417,809	27,706,651
AXP New Dimensions Fund	1,502,461	39,085,630	36,992,352
Diageo ADS Fund*	212,848	3,328,886	3,693,013
Burger King Self-Directed Fund*	—	60,235	329,431
Invesco Total Return Fund	393,984	11,886,938	9,859,801
Barron Asset Fund	57,413	2,816,661	2,554,449
Janus Overseas Fund	216,447	7,387,343	4,396,623
Participant loans	2,818,721	2,818,721	2,785,341
		$ 93,802,223	88,317,661

* Party-in-interest

See accompanying independent auditors' report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BURGER KING SAVINGS PLAN

Date June 27, 2002

By 
Julie Peterson, Vice President
Total Rewards



One Biscayne Tower
Suite 2800
2 South Biscayne Boulevard
Miami, FL 33131

Telephone 305 358 2300
Fax 305 913 2692

Independent Auditors' Consent

The Shareholders and Board of Directors
Diageo plc:

We consent to the incorporation by reference in the Registration Statement (No. 333-8100) on Form S-8 of Diageo plc of our report dated June 25, 2002, with respect to the statements of net assets available for benefits of the Burger King Savings Plan as of December 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years ended December 31, 2001 and 2000, and related financial statement schedule, which report appears in the December 31, 2001, annual report on Form 11-K of the Burger King Savings Plan.

KPMG LLP

June 25, 2002

